SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.13)


                              AMP INCORPORATED
                         (Name of Subject Company)

                              AMP INCORPORATED
                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
            (including Associated Common Stock Purchase Rights)
                       (Title of Class of Securities)


                                031897-10-1
                   (CUSIP Number of Class of Securities)

                             David F. Henschel
                            Corporate Secretary
                              AMP Incorporated
                               P.O. Box 3608
                    Harrisburg, Pennsylvania 17105-3608
                               (717) 564-0100
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                              With a Copy to:

                             Peter Allan Atkins
                             David J. Friedman
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                               (212) 735-3000





        This Amendment No.13 amends and supplements the Solicitation/Recommendation Statement of Schedule 14D-9 dated August 21, 1998, as amended, (the "Schedule 14D-9") filed by AMP Incorporated, a Pennsylvania corporation ("AMP"), in connection with the tender offer by PMA Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("AlliedSignal"), to purchase shares of common stock, no par value, of AMP (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 28, 1989, and as amended on September 4, 1992, August 12, 1998 and August 20, 1998 (the "Rights Agreement"), between AMP and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $44.50 per Share, net to the seller in cash, as disclosed in its Tender Offer Statement on Schedule 14D-1, dated August 10, 1998, as amended, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and as amended September 14, 1998, and the related Letter of Transmittal.

        Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        Subsection (f) of Item 8 is hereby amended by adding the following paragraph at the end thereof:

        On September 14, 1998, AlliedSignal filed a motion to amend its complaint. The proposed amended complaint seeks (i) declaratory and injunctive relief declaring Amendment No. 3 to the Rights Agreement, approved by the Board on August 20, 1998, to be invalid under Pennsylvania law; or to the extent that Amendment No. 3 is permitted under Pennsylvania law, declaring the law as so applied unconstitutional under the Supremacy and Commerce Clauses of the United States Constitution and (ii) declaratory and injunctive relief prohibiting AMP's Board from taking any further action which might interfere with the AlliedSignal Offer or its Consent Solicitation, as amended. On the same day, AlliedSignal also filed a motion for (i) partial summary judgment on the claim for a declaratory judgment set forth in the amended complaint that Amendment No. 3 is invalid, or, in the alternative, a preliminary injunction restraining enforcement of Amendment No. 3; and (ii) a preliminary injunction prohibiting AMP's Board from taking any action that would make the shareholder vote on the Consent Solicitation, as amended, invalid. A copy of the Motion of Plaintiff AlliedSignal Inc. for Summary Judgment and for an Immediate Declaratory Judgment and Preliminary Injunction and the Verified Amended Complaint for Declaratory and Injunctive Relief, each filed by AlliedSignal in the United States District Court for the Eastern District of Pennsylvania on September 14, 1998, are filed herewith as Exhibits 48 and 49, respectively, and are incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        The following exhibits are filed herewith:

        Exhibit
           No.        Description
        --------      -----------

        46            Text of a press release issued by AMP on September
                      15, 1998.

        47 Text of a newspaper advertisement published by AMP on September 15, 1998.

        48 Motion of Plaintiff AlliedSignal Inc. for Summary Judgment and for an Immediate Declaratory Judgment, filed on September 14, 1998 in the United States District Court for the Eastern District of Pennsylvania in AlliedSignal Inc. v. AMP Incorporated, (Civil Action No. 98-CV- 4058).

        49 Preliminary Injunction and the Verified Amended Complaint for Declaratory and Injunctive Relief, filed on September 14, 1998 in the United States District Court for the Eastern District of Pennsylvania in AlliedSignal Inc. v. AMP Incorporated, (Civil Action No. 98-CV- 4058).


                                       o  o  o

        This document and the exhibits attached hereto contain certain "forward-looking" statements which AMP believes are within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which was also filed as Exhibit 19 to AMP's Schedule 14D-9 Filed with the SEC. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by the AlliedSignal Offer and whose numbers will have been reduced as a result of these initiatives.


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 15, 1998               AMP Incorporated


                                         By:/s/ Robert Ripp
                                            _______________________
                                            Name:  Robert Ripp
                                            Title: Chairman and
                                                   Chief Executive Officer



                               EXHIBIT INDEX

        The following exhibits are filed herewith:

        Exhibit
           No.        Description
        --------      -----------

        46            Text of a press release issued by AMP on September
                      15, 1998.

        47 Text of a newspaper advertisement published by AMP on September 15, 1998.

        48 Motion of Plaintiff AlliedSignal Inc. for Summary Judgment and for an Immediate Declaratory Judgment, filed on September 14, 1998 in the United States District Court for the Eastern District of Pennsylvania in AlliedSignal Inc. v. AMP Incorporated, (Civil Action No. 98-CV- 4058).

        49 Preliminary Injunction and the Verified Amended Complaint for Declaratory and Injunctive Relief, filed on September 14, 1998 in the United States District Court for the Eastern District of Pennsylvania in AlliedSignal Inc. v. AMP Incorporated, (Civil Action No. 98-CV- 4058).